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                                                 PACIFICORP                                  EXHIBIT (12)(b)
                                        STATEMENTS OF COMPUTATION OF
                               RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                                          PREFERRED STOCK DIVIDENDS
                                          (in millions of dollars)


                                                       YEAR ENDED DECEMBER 31,                  Six Months
                                           ______________________________________________          Ended
                                           1991       1992      1993       1994      1995      June 30, 1996
                                           ____       ____      ____       ____      ____      _____________

Fixed Charges, as defined:*
  Interest expense.....................  $  428.0   $  409.7  $  377.8   $  336.8  $  378.7       $227.5
  Estimated interest portion
    of rentals charged to expense......      20.4       17.1      20.1       19.5      16.7          4.6
                                          _______    _______   _______    _______   _______        _____

          Total fixed charges..........     448.4      426.8     397.9      356.3     395.4        232.1

  Preferred Stock Dividends,
    as defined:*.......................      37.4       59.9      56.8       60.8      57.0         27.9
                                          _______    _______   _______    _______   _______        _____

          Total fixed charges and
            preferred dividends........  $  485.8   $  486.7  $  454.7   $  417.1  $  452.4       $260.0
                                          =======    =======   =======    =======   =======        =====

Earnings, as defined:*
  Income from continuing operations....  $  446.8   $  150.2  $  422.7   $  468.0  $  505.0       $229.1
  Add (deduct):
    Provision for income taxes.........     176.7       90.8     187.4      249.8     238.8        125.4
    Minority interest..................      14.1        8.4      11.3       13.3      18.9          1.7
    Undistributed income of less than
      50% owned affiliates.............      (1.8)      (5.7)    (16.2)     (14.7)    (15.0)        (5.6)
    Fixed charges as above.............     448.4      426.8     397.9      356.3     395.4        232.1
                                          _______    _______   _______    _______   _______        _____

          Total earnings...............  $1,084.2   $  670.5  $1,003.1   $1,072.7  $1,143.1       $582.7
                                          =======    =======   =======    =======   =======        =====

Ratio of Earnings to Combined
  Fixed Charges and Preferred
  Stock Dividends......................      2.2x       1.4x      2.2x       2.6x      2.5x         2.2x
                                             ====       ====      ====       ====      ====         ====

_______________

*"Fixed charges" represent consolidated interest charges and an estimated amount representing the interest factor in rents.  "Preferred Stock Dividends" represent preferred dividend requirements multiplied by the ratio which pre-tax income from continuing operations bears to income from continuing operations.
"Earnings" represent the aggregate of (a) income from continuing operations, (b) taxes based on income from continuing operations, (c) minority interest in the income of majority-owned subsidiaries that have fixed charges, (d) fixed charges and (e) undistributed income of less than 50% owned affiliates without loan guarantees.

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